UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           China Shuangji Cement Ltd.
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                                (Name of Issuer)

                      Common Stock, par value no per share
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                         (Title of Class of Securities)

                                   16943B 10 1
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                                 (CUSIP Number)

                       China Shuangji Cement Holding Ltd.
                                221 Linglong Road
                         Zhaoyuan, Shandong, PRC, 265400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 13, 2007
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893321109

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     China Shuangji Cement Holding Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
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               7    SOLE VOTING POWER

                    20,000,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           20,000,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.26%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV
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


ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $0.0001 par value per share (the "Common Stock") of China Shuangji Cement Ltd., whose principal executive offices are located at c/o United Corporate Services, Inc., 874 Walker Road, Suite C, Dover, DE, 19904 (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND.

(a) The name of the reporting person is China Shuangji Cement Holdings Ltd. (the "Reporting Person") Management of the Reporting Person is:

      (i) Wenji Song, whose present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is 221 Linglong Road, Zhaoyuan City, Shandong, China.

(b) The business address of the Reporting Person is 221 Linglong Road Shandong, China.

(c)   The Reporting Person was formed for investments.

(d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e) The Reporting Person has not been a party to any civil proceedings during the last five years.

(f) The Reporting Person is organized under the laws of the British Virgin Islands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired directly from the Issuer 16,000,000 shares Common Stock at an aggregate price of $6,400, or $.0008 per share on October 3, 2007. On November 13, 2007, the Reporting Person acquired from a Director of the Issuer 4,000,000 Common Stock of the Issuer for one dollar and other good valuable consideration. The source of funding for this purchase was working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns an aggregate of 20,000,000 shares of Common Stock, representing 74.26% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10QSB filed November 13, 2007.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 20,000,000 shares of Common Stock owned by the Reporting Person.

(c) The 16,000,000 shares of Common Stock reported herein were acquired by the Reporting Person effective October 3, 2007 and 4,000,000 shares of Common Stock reported herein were acquired by the Reporting Person effective November 13, 2007.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 20,000,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 20, 2007

China Shuangji Cement Holdings, Ltd.


/s/ Wenji Song
--------------------------
Wenji Song, Director